SECURITIES AND EXCHANGE COMMISSION

                                Washington, D. C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

        Public Utility Holding Company Act of 1935, as amended ("PUHCA")

Electricidad Sol de Tuxpan, S. de R.L. de C.V.
(Name of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

           Electricidad Sol de Tuxpan, S. de R.L. de C.V.
           Tetsuji Nakagawa
           Paseo de la Reforma No. 287 Piso 3
           Col. Cuauhtemoc 06500 Mexico, D.F.
           MEXICO

           Dino E. Barajas
           Paul, Hastings, Janofsky & Walker LLP
           515 South Flower Street
           24th Floor
           Los Angeles, CA 90071-2228

ITEM I

      Foreign utility status is claimed by Electricidad Sol de Tuxpan, S. de R.L. de C.V., a company organized under the laws of Mexico, with its business address at Paseo de la Reforma No. 287 Piso 3, Col. Cuauhtemoc 06500 Mexico, D.F., MEXICO.

      Mitsubishi Corporation owns 70% of the voting securities of Electricidad Sol de Tuxpan, S. de R.L. de C.V. and Kyuden International Corporation owns 30% of the voting securities of Electricidad Sol de Tuxpan, S. de R.L. de C.V..

      As of the date of this Notification, Electricidad Sol de Tuxpan, S. de R.L. de C.V. does not own nor operate any generating capacity. Electricidad Sol de Tuxpan, S. de R.L. de C.V. has undertaken to design, construct, finance, furnish, install, test, commission, own, operate and maintain a 495 MW natural gas-fired combined cycle power plant and related assets, equipment and facilities located in Tuxpan, State of Veracruz, United Mexican States.


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ITEM 2

      As of the date of this Notification, Electricidad Sol de Tuxpan, S. de R.L. de C.V. does not have any "domestic associate public-utility companies" (as such term is defined under PUHCA) or any "holding companies" (as such term is defined under PUHCA) in the United States of America.


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By: /s/ Tetsuji Nakagawa
   ----------------------

Name:  Tetsuji Nakagawa

Title: General Director

Address: Paseo de la Reforma 287 Piso 3
         Col. Cuauhtemoc 06500 Mexico, D.F.
         MEXICO

Dated: July 19, 2004